

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2022

Barry Anderson
Chief Executive Officer
Data Knights Acquisition Corp.
Unit G6, Frome Business Park
Manor Road
Frome
United Kingdom, BA11 4FN

> **Re: Data Knights Acquisition Corp.**
> **Registration Statement on Form S-4**
> **Filed July 22, 2022**
> **File No. 333-266274**

Dear Mr. Anderson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 Filed July 22, 2022

Exhibit 23.3, page 1

1.   Please obtain an updated consent from BF Borgers CPA PC that refers to the correct audit report date.

Summary Term Sheet, page 2

2.   Clarify whether the merger is contingent upon the PIPE Financing and clearly disclose to investors the ramifications of failing to obtain such additional equity capital, including the risk that this will leave the post-merger entity under-capitalized. In this regard, we note the closing condition related to the need for cash and cash equivalents of at least

$30,000,000. Also, in your discussions of how you valued OneMedNet, clearly state whether or not such valuation included execution of the PIPE Financing and, if so, how the Board considered such valuation in light of the uncertainty of obtaining the PIPE Financing.

3.   Identify the parties or the nature of the parties that are subject to the Lock-Up Agreements with you and quantify the number of outstanding shares subject to such agreements.

Questions and Answers about the Proposals, page 10

4.   In addition to your question that addresses how the Sponsor intends to vote, revise to indicate how certain officers, directors and equityholders of OneMedNet are parties to the Voting Agreement with Data Knights whereby such parties, among other things, have agreed to vote all of their interests in Data Knights to approve the Merger Agreement, as you indicate in your Letter to Stockholders. Alternatively, if you intended to state that such officers, directors and equityholders of OneMedNet intend to vote all of their interests in OneMedNet, as the Voting Agreement seems to indicate, please revise to state as much.

What equity stake will current stockholders of Data Knights hold after the Closing?, page 11

5.   We note that your table excludes the dilutive impact of certain additional issuances of common stock, including shares issuable upon the exercise of certain options and warrants. Please amend your table to show the impact of these additional issuances on the ownership following the business combination. Please also amend your table to include interim scenarios between the no redemption and maximum redemption scenarios.

How much consideration will OneMedNet Stockholders receive in connection with the Business Combination?, page 12

6.   Revise to provide an illustrative example of the amount of consideration payable based upon the formula you disclose using a recent practicable date associated with the various inputs to the formula. Revise to clarify, if true, that this amount will fluctuate and, if you know in which direction the inputs are likely to fluctuate, revise to state as much and project the likely results of such fluctuations.

How will Data Knights' Sponsor, Directors and officers vote?, page 15

7.   Revise to quantify the amount of the vote needed by the Public Shares in order for the Business Combination to be approved, as your disclosure currently suggests that no such holders need to approve the transaction.

May Data Knights, the Sponsor or Data Knights' directors, officers, advisors, or their affiliates purchase shares...?, page 15

8.   Confirm your intent to comply, and revise your disclosure accordingly, with the conditions set forth in the Compliance and Disclosure Interpretation located at Question

166.01 of the Tender Offers and Schedules interpretations, located at our web-site.

<u>What interests do Data Knights' current officers and directors have in the Business Combination?</u>
<u>, page 15</u>

9.   In each place where you discuss the interests of your sponsor, officers and directors, please quantify the aggregate dollar amount of the value of the interest and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement.

10.   Where you disclose the various security ownership interests of the sponsor, directors and officers, revise to include the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.

<u>Summary of the Proxy Statement/Prospectus, page 23</u>

11.   If the disclosure of risk factors that you provide on page 31 is intended to satisfy the requirements of Item 105(b) of Regulation S-K, revise to ensure that your summary of risk factors is no more than two pages and describes the principal factors that make an investment in the registrant or offering speculative or risky.

<u>Unaudited Pro Forma Condensed Combined Financial Information</u>
<u>Unaudited Pro Forma Condensed Combined Statement of Operations, page 50</u>

12.   Please tell us why there is not an adjustment for the conversion of preferred stock and conversion of Class B Common Stock.

<u>"We have two significant customers....", page 55</u>

13.   Revise your disclosure to state the basis for your statement that Change Healthcare is expected to continue to represent a significant portion of your forecasted revenue for 2022, such as whether or not you have a contract that obligates such outcome. Explain any uncertainty as to future revenues from Siemens Medical Solutions USA, as applicable.

<u>Risk Factors, page 55</u>

14.   Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

15.   Please provide clear disclosure in your risk factors that discusses your exclusive forum provisions, consistent with your exclusive forum discussion on pages 184 and 191. Revise

to state that such provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable.

"It is difficult and costly to protect our proprietary rights..." , page 56

16.   Revise your disclosure to put this risk in sufficient context by describing any material challenges you have experienced or are experiencing as it relates to obtaining, maintaining, enforcing and defending against third-party challenges, your patents and maintaining your trade secret protection. Also, disclose when your patents are expected to expire.

"If OneMedNet fails to comply with federal and state healthcare laws...", page 62

17.   You refer readers to the many federal and state healthcare laws, such as those described in the "Business - Government Regulation" section, however, we are unable to locate this discussion. Revise to include a discussion of existing or probable governmental regulations on the business, consistent with Item 101(h)(4)(ix) of Regulation S-K.

"Data Knights' public stockholders may experience dilution...", page 79

18.   Please revise to disclose the extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

"Warrants will become exercisable for Data Knights Common Stock...", page 80

19.   Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Special Meeting of Data Knights Stockholders
Quorum and Required Vote for Proposals, page 85

20.   Please disclose the threshold requirements to pass the Adjournment Proposal, as well as the quorum required to hold an adjourned special meeting.   Ensure that you have consistently described the voting threshold requirements for all proposals throughout your prospectus, as the disclosure appears to differ in your Letter to Stockholders, where you state that each of the proposals other than the Election of Directors Proposal requires the affirmative vote of a majority of the issued and outstanding shares, which differs from the disclosure here.

Voting Your Shares, page 86

21.   Revise to refer to the second of two ways holders of your common stock can vote their shares.

The Business Combination Proposal
Background of the Business Combination, page 96

22. Revise to elaborate upon how you "deemed a potential business combination target compelling enough" to pursue execution of an initial non-binding letter of intent. Expand your disclosure to provide additional detail about the other 2 parties with which LOIs were executed, including when and how you contacted the parties or were contacted by these parties; the details of any negotiations or agreements that took place; and when and why you ultimately determined not to pursue a transaction with each party and how and when you decided to pursue discussions solely with OneMedNet Corporation.

23. We note that on March 4, 2022 you offered a transaction valuation of $200 million, which appears to be the final amount the parties settled upon in the Merger Agreement. Please revise to discuss in greater detail how this valuation was determined and the specific negotiations that resulted in this amount. If no other valuation amount was considered by the Board, specifically state as much. Also, explain why this discussion does not characterize the consideration as a pro forma enterprise value of $317 million, as the press release issued on April 25, 2022 indicates.

24. We note your disclosure on pages 96-97 that reflect various exchanges of initial comments and revised drafts and discussions among the parties. Amend your disclosure to describe the material content of these discussions, including the positions of the parties and the terms that were negotiated by the parties throughout this period.

25. Please disclose the following:
   • if your sponsor, management, or its affiliates have a track record with SPACs, any details about the outcomes of these prior transactions;
   • any discussions about continuing employment or involvement for any persons affiliated with you before the merger, any formal or informal commitment to retain the financial advisors after the merger, and any pre-existing relationships between your sponsors and additional investors; and
   • whether the your sponsor has other SPACs in the process of searching for a target company, and if so, whether it considered more than one active SPAC to be the potential acquirer and how the final decision was reached.

26. Please disclose any discussions about the need to obtain additional financing for the combined company, such as the intended PIPE transaction, and the negotiation/marketing processes undertaken to date (e.g., identification of potential PIPE investors; and how the terms of the PIPE transaction may be determined). Additionally, as applicable, please also disclose whether the parties intend to provide any valuations or other material information about the SPAC, the target, or the de-SPAC transaction to potential PIPE investors that are not expected to be disclosed publicly.

27. Please disclose the negotiation of any contingent payments to be received by target shareholders as well as the negotiation of any arrangements whereby any shareholder

agreed to waive its redemption rights and whether any compensation was offered in exchange for such agreement.

28.   Elaborate upon the role of ARC Group Ltd. as your financial advisor and provide additional details about the services they provided. In this regard, you state on page 98 that the experience and sector expertise of your financial advisors enabled your Board to "make the necessary analyses and determinations regarding the Business Combination." Disclose any fees due to ARC Group Ltd. for such services.

The Board's Reasons for Approval of the Business Combination, page 98

29.   Please clarify how the board considered the material interests in the transaction held by the sponsor and the company's officers and directors in negotiating and recommending the business combination.

30.   In your discussion of the Purchase Price factor, elaborate upon the "current valuations of other private- and publicly traded comparable Real World-Data companies," which your Board appears to have considered in determining OneMedNet's valuation to be relatively attractive.

31.   Explain why Stockholder Liquidity was a factor that supported the Board's decision to recommend the transaction when your stockholders already hold shares that are listed on Nasdaq, and are therefore liquid.

32.   We note that your Board considered OneMedNet's financial outlook and received "internal financial analysis," including "certain financial projections" provided by OneMedNet. Revise to disclose OneMedNet's internal financial analysis, including certain financial projections and any assumptions underlying those projections. If different, please also disclose the financial projection assumptions and revenue projections for OneMetNet's second product, OneMedtNet iRWD solution, which you also indicate that your management reviewed. If any of these projections differ from those that your financial advisor, Marshall & Stevens, received and considered, please revise to explain such differences.

33.   In your discussion of the "Financial information and Comparable Company Analysis" factor, revise to clarify exactly what aspect of OneMedNet's financial outlook was considered by the Board, considering you state that the Board did not rely upon OneMedNet's financial projections.

34.   We note the Investor Presentations dated May 12 and 20, 2022 and the inclusion of Valuation Benchmarking and Industry Comps. Clarify whether this information was considered by the Board in recommending the transaction and, if so, include this information in your prospectus. In doing so, revise to include disclosure about how the companies used were selected and provide the inputs used to arrived at the amounts depicted. Explain who prepared these materials.

Opinion of Marshall & Stevens, page 101

35.   We note your disclosure on pages 101 through 102 that your fairness advisor, in arriving at its fairness opinion, reviewed and relied upon "projections for the five years ending December 31, 2026 […] as prepared and provided to it by OneMedNet's management." Please disclose the projections, as well as the key assumptions underlying the financial projections and any limitations of the projections. To the extent the projections are not in line with historic operating trends, please disclose why the change in trends is appropriate or assumptions underlying such projections are reasonable.

36.   In a separate section immediately following this section, please disclose the following:
   •   the fees the fairness advisor will receive upon completion of the business combination and any amount that is contingent upon completion of the transaction;
   •   any additional services the fairness advisor or its affiliates provided in connection with the transaction (such as for any PIPE transaction related to the de-SPAC transaction), the related fees, and whether those fees are conditioned on the completion of the transaction; and
   •   a description of any services the financial advisor has provided to the target or affiliates of the parties, (including other SPACs associated with the same sponsor).

37.   Elaborate upon your disclosure to explain why you retained Marshall & Stevens on May 6, 2022, after you approved and executed the Merger Agreement.

38.   Elaborate upon the Discounted Cash Flows Analysis and Guideline Public Company Analysis your fairness advisor prepared, consistent with Item 1015(b)(6) of Regulation M-A, which requires disclosure of the bases and methods used for the fairness opinion. In doing so, include the various inputs and assumptions used in the discounted cash flow analysis and disclose the values ultimately arrived at. Identify the Guideline Companies, explain how they are reasonably comparable and disclose the various multiples and how they were determined.

Certain Material U.S. Federal Income Tax Considerations of the Redemption, page 104

39.   We note that you provide a discussion of the tax consequences of the exercise of redemption rights and the exchange of shares as contemplated in the Merger Agreement but neither appears to constitute an opinion. Revise to include an opinion if the tax consequences are material or tell us why you believe this is not necessary. Refer to Item 601(b)(8) of Regulation S-K.

The Charter Amendment Proposal, page 112

40.   Please provide a complete explanation of how shareholders will be affected by the Charter Amendment Proposal.

Information about OneMedNet Corporation
Company Overview, page 131

41.   Define Real World Evidence and explain it's use as compared to, or using, Real World
       Data.

42.   Elaborate upon how OneMedNet has access to the 95+ healthcare facilities you reference
       here and explain how that number will grow. Clarify whether the reference to the
       "Partnership Network" in the graphic is the same as the "federated network of healthcare
       facilities" and if not, why not.   In this regard, the reference to 200+ customers/partners is
       unclear. Clarify the categories of customers in which you have entered into agreements
       and generate revenues and quantify the amount generated in each category.

Material Agreements, page 148

43.   Revise to explain how you selected the agreements you have opted to describe here and,
       as applicable, file them as exhibits, consistent with Item 601(b)(10) of Regulation S-K.

44.   Provide a summary of the material terms of your customary agreements, such as your
       Data Exchange Master Reseller Agreement, Data License Agreement and your Real
       World Data Clinical Trial Agreement.

OneMedNet Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 153

45.   Please provide the disclosures required by paragraphs (b)(1) and (b)(b2) in Item 303 of
       Regulation S-K.

Index to Financial Statements, page F-1

46.   Please provide updated financial statements for OneMedNet in accordance with Rule 3-12
       of Regulation S-X. In addition, MD&A should be updated as applicable.

OneMedNet Consolidated Statements of Operations, page F-48

47.   Please disclose in the notes to the financial statements the nature of the items in the
       Operations line item expense.

Revenue Recognition, page F-52

48.   In the second paragraph, you mention costs related to services. Please revise to disclose
       the types of costs included in this item and the amount included in Costs of Goods Sold in
       the Statements of Operations. If the Costs of Goods Sold line item contains both
       categories, please consider changing the Income Statement line item to Cost of Revenues
       to be more inclusive.

49.   Please provide the required disclosures in accordance with ASC 606-10-50, including how
       you measure and recognize revenue.

General

50. We note your reference on pages 43 and 47 to Management's Discussion and Analysis of Financial Condition and Results of Operations of Data Knights, but could not locate that section in your filing. Please advise or revise to include MD&A.

51. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

52. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

53. Update your disclosure to indicate that you have opted to extend the deadline to complete the merger by three months to November 11, 2022, consistent with your Form 8-K dated August 11, 2022, and quantify the amount deposited into the Trust Account.

54. Please tell us, with a view to disclosure, whether you have received notice from your fairness advisor or financial advisor about ceasing involvement in your transaction and how that may impact your deal.

55. We note that Annex D includes language that suggests shareholders may not rely upon the fairness opinion, in the last paragraph on page D-2. Please ask your fairness advisor to remove this language.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Tatanisha Meadows at 202-551-3322 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Lichtenfels at 202-551-4457 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services